Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255171
COTTONWOOD MULTIFAMILY REIT I, INC.
PROXY STATEMENT/PROSPECTUS
SUPPLEMENT NO. 1 DATED JUNE 16, 2021
This document supplements, and should be read in conjunction with, the proxy statement/prospectus of Cottonwood Multifamily REIT I, Inc. (“CMRI”) and Cottonwood Communities, Inc. (“CCI”) dated May 14, 2021. Capitalized terms used in this supplement have the same meanings as set forth in the proxy statement/prospectus.
On May 27, 2021, the CCI Board, including a majority of the CCI independent directors, adopted valuation procedures as described herein and, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of the net asset value (“NAV”) of CCI. Pursuant to the valuation procedures described herein, CCI computed an initial NAV per share as of May 7, 2021, the date of the closing of the CRII Merger, for its outstanding Class A shares of $10.8315. On June 16, 2021, CCI published its NAV per share as of May 31, 2021, for its outstanding Class A shares of $10.8488. See “Our NAV Calculation” below for additional information about the NAV per share of CCI.
The purpose of this supplement is to provide information in the proxy statement/prospectus regarding CCI's recently adopted valuation guidelines and determination of an NAV per share.
Questions and Answers
The following question and answer supplements the information contained in the proxy statement/prospectus.
Q:	How has my investment performed?
A:
The following table shows per share information about the performance of an investment in CMRI for an “Early,” “Later” and “Representative” investor in CMRI. For purposes of the following, we assume that the CMRI Merger closed on May 7, 2021, the date of CCI's initially computed NAV per share of CCI Common Stock of $10.8315.

As used in the table below, “Early” investors are those investors who acquired CMRI Common Stock on September 2, 2016, the first day CMRI admitted investors in its offering qualified as a “Tier 2” offering pursuant to Regulation A (the “Offering”); “Later” investors are those investors who acquired CMRI Common Stock on April 26, 2017, the last day of the Offering; and “Representative” investors are those investors who acquired CMRI on the “average start date” or December 19, 2016. The average start date is a representative start date that reflects the average period of time of an investment in CMRI based on the timing of purchases of CMRI Common Stock.

Investor	Investment Amount(1)	Cumulative Distributions(2)	Estimated Value of Merger Consideration(3)	Average Annual Return	Cumulative Total Return	Internal Rate of Return
Early	$10.00	$2.69	$12.7270	11.6%	154.2%	10.8%
Later	$10.00	$2.32	$12.7270	12.5%	150.5%	11.7%
Representative	$10.00	$2.52	$12.7270	12.0%	152.5%	11.2%
(1)
The sales charges in connection with the Offering, which includes upfront selling commissions, dealer manager fees and issuer organization and offering expenses were paid by Cottonwood Capital Property Management II, LLC, CMRI’s property manager and former asset manager, without reimbursement by CMRI and did not reduce the gross proceeds to CMRI in the Offering.

(2)	No distributions were reinvested in shares of CMRI Common Stock.
(3)
Estimated value of merger consideration was determined based on the estimated value of the 1.175 shares of CCI Common Stock to be received as stock consideration in the CMRI Merger using CCI’s initial NAV per share of CCI Common Stock as of May 7, 2021.

The returns have been prepared based on the most recently computed NAV per share of CCI Common Stock, the most significant component of which consists of estimated fair values of real property assets and, as with any real property valuation protocol, the estimated fair values of real properties are based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. As return information is calculated based on NAV, return information presented will be impacted should the assumptions on which NAV was determined prove to be incorrect. Further, a CMRI stockholder that becomes a stockholder of CCI may not realize CCI's most recently computed NAV per share of CCI Common Stock in the event he or she attempts to sell his or her shares of CCI Common Stock or upon the liquidation of CCI. See “Net Asset Value Calculation and Valuation Guidelines – Limitations on the Calculation of NAV” below for additional information.
Cottonwood Communities, Inc.
When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “CCI,” “we,” “us” or “our” refer to Cottonwood Communities, Inc. and its consolidated subsidiaries.
Net Asset Value Calculation and Valuation Guidelines
Overview
On May 27, 2021, our board of directors, including a majority of our independent directors, adopted valuation procedures as described herein and, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV.
As a public company, we are required to issue financial statements generally based on historical cost in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). To calculate our NAV for the purpose of establishing a net asset value for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by our advisor in calculating our NAV and NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV. As a result, other public REITs may use different methodologies or assumptions to determine NAV.
Independent Valuation Advisor
With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., a third-party valuation firm, “Altus Group” or the “Independent Valuation Advisor” with respect to providing monthly real property asset appraisals, debt-related asset valuations, property management business valuations, reviewing annual third-party real property asset appraisals, helping us administer the valuation and review process described under “Real Property Assets” below for the real property assets in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or CC Advisors III, LLC (our “advisor”). The compensation we pay to the Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of the Independent Valuation Advisor in reports we publicly file with the Securities and Exchange Commission (the “SEC”).
Altus Group discharges its responsibilities with respect to real property asset appraisals in accordance with our real property asset valuation procedures described below and with the oversight of our board of directors. Our board of directors will not be involved in the day-to-day valuation of the real property assets within our portfolio, but will periodically receive and review such information about the valuations of the real property assets as it deems necessary to exercise its oversight responsibility. While the Independent Valuation Advisor is responsible for providing appraisals of our real property assets and reviews of appraisals performed by Third-Party Appraisal Firms, the Independent Valuation Advisor is not responsible for, nor does it prepare our monthly NAV.
The Independent Valuation Advisor performs other roles under our valuation procedures as described herein and may be engaged to provide additional services, including providing an independent appraisal of any of our other assets or liabilities (contingent or otherwise). The Independent Valuation Advisor may, from time to time, perform other commercial real estate and financial advisory services for our advisor and its related parties, or for transactions related to the properties that are the subject of appraisals being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report or the independence of the Independent Valuation Advisor.
Valuation of Consolidated Assets and Liabilities
Our NAV will reflect our pro rata ownership share of the fair values of certain consolidated assets and liabilities, as described below.
Real Property Assets
The overarching principle of the real property asset appraisal process is to produce real property asset appraisals that represent credible estimates of fair value. The estimate of fair value developed in the appraisals of our real property assets may not always reflect the value of, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real property assets to any prospective or existing investor.
Each real property asset is appraised by a third-party appraiser (“Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. We seek to schedule the appraisals by the Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real property assets in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. In its review, the Independent Valuation Advisor, will provide an opinion as to the reasonableness of each appraisal report from the Third-Party Appraisal Firms. In the event both our advisor and the Independent Valuation Advisor believe any appraisal completed by a Third-Party Appraisal Firm is materially incorrect, the value can be rejected. In this event, the value indication from the prior month’s appraisal will be carried forward. Exercising this option requires both (i) written confirmation from the Independent Valuation Advisor documenting their consent to the course of action and (ii) engagement of a new Third Party Appraisal Firm to appraise the property within the two months following the rejected appraisal. The value provided by the newly engaged Third Party Appraisal Firm cannot be rejected. In no event will a calendar year pass without having each real property asset appraised by a Third-Party Appraisal Firm unless such asset is being bought or sold in such calendar year. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by the Advisor.
Newly acquired real properties are initially valued at cost during the month of acquisition, which is expected to represent fair value at that time. Each newly acquired real property will be subject to the regular monthly appraisal process described above starting the month following the month of acquisition. Furthermore, each newly acquired real property will first be appraised by a Third-Party Appraisal Firm in the calendar year following the year of acquisition.
All appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation and the Code of Ethics & Standards of Professional Practice of the Appraised Institute. Each appraisal must be reviewed, approved, and signed by an individual with the professional MAI designation of the Appraisal Institute. Real property appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.
We rely on the income approach as the primary methodology used by the Third Party Appraisal Firms and the Independent Valuation Advisor (together, the “Independent Appraisal Firms”) in valuing the real property assets within our portfolio, whereby value is derived by determining the present value of a real property asset’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable property rental rates and operating expense data, the appropriate capitalization and discount rates, and projections of future income and expenses based on market derived data and trends. Other methodologies that may also be used to value properties include sales comparisons and cost approaches. Because the real property asset appraisals involve significant professional judgment in the application of both observable and unobservable inputs, the estimated fair values of our real property assets may differ from their actual realizable values or future appraised values. Our real property valuations may not reflect the liquidation value or net realizable value of our real property assets because the valuations performed by the Independent Appraisal Firms involve subjective judgments about competitive market behavior and do not reflect transaction costs that would be incurred if we were to dispose of our real property assets today. Transaction costs related to an acquisition or disposition will generally be factored into our NAV no later than the closing date for such transaction, and in some circumstances such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close.
The Independent Appraisal Firms request and collect all reasonably available information that they deem relevant in valuing the real property assets in our portfolio from a variety of sources including, but not limited to information from management and other industry and market data. The Independent Appraisal Firms rely in part on property-level information provided by our advisor, including: (i) historical and budgeted operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures.
In conducting their investigation and analyses, our Independent Appraisal Firms take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the real property assets that are provided by us or our advisor. Although our Independent Appraisal Firms may review the information supplied or otherwise made available by us or our advisor for reasonableness, they assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and do not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Appraisal Firms, our Independent Appraisal Firms assume that such forecasts and other information and data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and rely upon us to advise our Independent Appraisal Firms promptly if any material information previously provided becomes inaccurate or is required to be updated during the valuation period.
In performing their analyses, our Independent Appraisal Firms make numerous other assumptions with respect to the behavior of market participants, industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Appraisal Firms may assume that we have clear and marketable title to each real property asset valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Appraisal Firms’ analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the appraisal, and any material change in such circumstances and conditions may affect our Independent Appraisal Firms’ analysis and conclusions. Our Independent Appraisal Firms’ appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.
Our Independent Appraisal Firms’ valuation reports are addressed solely to us and not to the public, may not be relied upon by any other person to establish an estimated value of our common stock, and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing their appraisal reports, our Independent Appraisal Firms do not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.
Upon becoming aware of the occurrence of a material event impacting a real property asset, our advisor will promptly notify the Independent Valuation Advisor. The Independent Valuation Advisor determines the appropriate adjustment, if any, to be made to its estimated fair value of the real property asset during a given month and then updates its appraisal on the asset. For example, changes to underlying property fundamentals and overall market conditions, which may include: (i) a material change in collections (e.g. impacts from the COVID-19 pandemic); (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a real property asset; or (iv) material capital markets events, any of which may cause the value of a real property asset to change materially.

Each development real property asset will be valued monthly by the Independent Valuation Advisor at estimated fair value. Land cost and other factors such as the status of land entitlements, permitting processes, jurisdictional approvals, estimated overall development completion, and estimated development profit are considered in determining estimates of fair value. Upon the earlier of three months following the month of stabilization or twelve months after substantial completion, we will obtain an appraisal from a Third-Party Appraisal Firm, and thereafter the valuation process will follow the regular valuation process described above.
Real Estate-Related Assets and Other Assets
Publicly traded debt and publicly traded equity securities related to real estate (collectively “Real Estate-Related Assets”) that are not restricted as to salability or transferability are fair valued monthly based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.
Other assets include, but may not be limited to, derivatives, credit rated government securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available pricing quotations and information. Subject to the board of directors’ approval, pricing sources may include third parties or our advisor or its affiliates.
Other assets also include individual investments in mortgages, mortgage participations and mezzanine loans, preferred equity or other hybrid-like investments and securities that are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.
Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our Real Estate-Related Assets and other assets. In general, these sources are third parties other than our advisor. However, we may utilize our advisor as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our advisor and any subsequent material adjustments made by our advisor. The Independent Valuation Advisor generally does not act as the third-party pricing source for these assets, although it may, under certain circumstances, be engaged to do so.
Our property management business, which we define as the income derived directly from our property management and development agreement contracts, will be valued by our Independent Valuation Advisor. The value of any additional income outside of such contracts will be valued by our advisor.
The value of promotional interests held by us will be determined by our advisor based on a hypothetical liquidation of the assets and the liabilities of the investment. With the exception of the development project promotional interests, for which our Independent Valuation Advisor provides the value for the development real property asset, our advisor will not obtain value information on the assets of the project from an Independent Appraisal Firm. Although the Independent Valuation Advisor may provide the information utilized to calculate the value of certain of our promotional interests, the Independent Valuation Advisor is not responsible for determining the value of the promotional interests.
Liabilities
Except as noted below, we include an estimate of the fair values of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, property-level mortgages and corporate-level credit facilities, fees and reimbursements payable to our advisor and its affiliates, accounts payable and accrued expenses, our preferred equity and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our advisor or its affiliates.

The estimated fair value of our property-level mortgages and corporate-level credit facilities are determined by our advisor using widely accepted valuation methodologies based on information provided by various qualified third-party debt valuation experts and market data sources. In determining the fair value of such debt our advisor relies primarily on a third-party expert to provide the fair value calculations for our property-level mortgages and corporate-level credit facilities.
Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the dealer manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our dealer manager in future periods. However, we do not deduct the liability for estimated future distribution fees or ongoing dealer manager fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees or ongoing dealer manager fees that may become payable after such date. The Independent Valuation Advisor is not responsible for appraising or reviewing these liabilities.
Estimated NAV of Unconsolidated Investments
Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a Third-Party Appraisal Firm. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, our advisor will determine the estimated fair value of the unconsolidated real property assets for those interim periods. Our advisor will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.
Once the associated estimated fair values of assets and liabilities are determined, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real property assets over time may be valued as a single investment.
The Independent Valuation Advisor is not responsible for providing monthly appraisals of unconsolidated real property assets, reviewing third-party appraisals of unconsolidated real property assets, or valuing our unconsolidated investments per these valuation procedures; however, they may be engaged to do so.
Probability-Weighted Adjustments
In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from the property value being used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from the value of the loan being used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. Our advisor may take such contingencies into account when determining the values of certain components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and our advisor may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.
NAV and NAV Per Share Calculation
Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by our advisor. Our board of directors, including a majority of our independent directors, may replace any party involved in our valuation procedures with another party, including our advisor, if it is deemed appropriate to do so.
Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class or unit based on each class’ or units’ relative percentage of the previous aggregate NAV. Changes in the aggregate NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property asset portfolio, increases or decreases in Real Estate-Related Assets and other assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees, distribution fees and ongoing dealer manager fees) and distributions to investors.
Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property asset acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our offerings reduce NAV as incurred.
Following the calculation and allocation of changes in the aggregate NAV as described above, NAV for each class is adjusted for class-specific expenses such as accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Class specific expenses will be allocated on a class-specific basis and borne by all holders of such class. The allocation of different class-specific expenses may result in certain share classes having a different NAV per share than other classes. We normally expect that the allocation of class-specific expenses will result in different amounts of distributions being paid relative to other share classes. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the net asset value of the class with any class-specific expenses. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because we expect the purchase price of shares in the primary offering once resumed will equal the transaction price, which is expected to generally equal the most recently disclosed monthly NAV per share, plus the upfront selling commissions, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions will have no effect on the NAV of any class.
NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.
NAV of our Operating Partnership and OP Units
Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the OP Units. Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.
Oversight by our Board of Directors
All parties engaged by us in connection with our valuation procedures, including Altus Group, debt valuation experts and our advisor, are subject to the oversight of our board of directors. As part of this process, our advisor reviews the estimates of the fair values of our real property assets, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although the Third-Party Appraisal Firms, the Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our advisor or other valuation sources for their individual valuations, the final estimated fair values of our real property assets are determined by the Third-Party Appraisal Firms and the Independent Valuation Advisor, and the final estimates of fair values of our Real Estate-Related Assets, our other assets, and our liabilities are determined by the applicable pricing source as described above. With respect to the valuation of our real property assets, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures
At least once each calendar year, our board of directors, including a majority of our independent directors, will review the appropriateness of our valuation procedures with input from the Independent Valuation Advisor.
From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.
We will publicly announce material changes to our valuation procedures.
Limitations on the Calculation of NAV
The most significant component of our NAV consists of the estimated fair values of real property assets and, as with any real property valuation protocol, the estimated fair values of real properties are based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real property assets. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend any offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.
Our NAV Calculations
We have performed our NAV calculation as of May 7, 2021 and May 31, 2021, pursuant to the procedures described above. We obtained appraisals on 100% of our real property assets for use in our initial NAV calculation pursuant to the foregoing procedures. We have computed the NAV per share for our outstanding Class A and Class TX shares. We have no outstanding Class T, Class D or Class I shares as of the date of this supplement. Until we sell shares of these classes, we will deem the NAV per share of these classes to be the NAV per share of our Class A and Class TX shares. Our total NAV in the following table includes the NAV of our Class A and Class TX common stockholders, as well as the partnership interests of the Operating Partnership held by parties other than us.
The following table sets forth the components of our NAV as of May 31, 2021 and May 7, 2021:
Components of NAV*	As of May 31, 2021(1)	As of May 7, 2021(2)
Investments in Multifamily Operating Properties	$1,207,183,848	$1,190,569,140
Investments in Multifamily Development Properties	140,889,368	133,216,632
Investments in Real-estate Related Structured Investments	40,502,175	43,377,060
Operating Company, Land and Other Net Current Assets	31,886,752	42,062,434
Cash and Cash Equivalents	15,248,784	17,593,143
Secured Real Estate Financing	(710,021,441)	(706,550,322)
Subordinated Unsecured Notes	(48,643,000)	(48,643,000)
Preferred Equity	(199,781,556)	(195,450,175)
Accrued Performance Participation Allocation	(331,142)	—
Net Asset Value	$476,993,787	$476,174,912
Fully-diluted Shares/Units Outstanding	43,962,014	43,962,014
*	Presented as adjusted for our economic ownership percentage in each asset.
(1)	All components of NAV are as of May 31, 2021.

(2)
All components of NAV are as of May 7, 2021 with the exception of the investments in multifamily operating properties, development properties and real-estate related structured investments which are based on information as of April 30, 2021.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2021 and May 7, 2021:
	Class
	A	TX	OP(1)
As of May 31, 2021
Monthly NAV	$137,180,965	$190,052	$339,562,771
Fully-diluted Outstanding Shares/Units	12,644,840	17,518	31,299,656
NAV per Fully-diluted Share/Unit	$10.8488	$10.8488	$10.8488
As of May 7, 2021
Monthly NAV	$136,962,689	$189,750	$339,022,473
Fully-diluted Outstanding Shares/Units	12,644,840	17,518	31,299,656
NAV per Fully-diluted Share/Unit	$10.8315	$10.8315	$10.8315
(1)
Includes the partnership interests of the Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin, and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the valuations of our real property assets, based on property types.
	Discount Rate	Exit Capitalization Rate
As of May 31, 2021
Operating Assets	6.28%	4.86%
Development Assets	6.93%	4.65%
As of May 7, 2021
Operating Assets	6.31%	4.86%
Development Assets	6.98%	4.65%
*	Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.
These assumptions are determined by our advisor and reviewed by the Independent Valuation Firm. A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:
Sensitivities	Change	Operating Asset Values	Development Asset Values
As of May 31, 2021
Discount Rate	0.25% decrease	2.1%	2.7%
	0.25% increase	(2.0)%	(2.6)%
Exit Capitalization Rate	0.25% decrease	3.7%	5.1%
	0.25% increase	(3.2)%	(4.6)%
As of May 7, 2021
Discount Rate	0.25% decrease	2.1%	2.6%
	0.25% increase	(2.0)%	(2.6)%
Exit Capitalization Rate	0.25% decrease	3.7%	5.2%
	0.25% increase	(3.2)%	(4.6)%
*	Presented as adjusted for our economic ownership percentage in each asset.
We expect that generally, within 15 calendar days after the last calendar day of each month, we will determine and disclose our NAV per share for each share class as of the last calendar day of the prior month. This NAV will be posted when available on our website at cottonwoodcommunities.com and in prospectus supplements or current reports on Form 8-K filed with the SEC.

Experts
The statements included in this supplement under the caption “Net Asset Value Calculation and Valuation Guidelines - Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines - Valuation of Consolidated Assets and Liabilities - Real Property Assets” relating to the description of the role of Altus Group U.S., Inc. as the Independent Valuation Advisor have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in property valuations. Altus Group U.S., Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
Additional Information
Except as described above, this supplement does not amend or otherwise modify the proxy statement/prospectus, the proposals to be acted on at the Special Meeting or the recommendations of the board of directors in relation thereto. If you have already submitted your proxy, you do not need to take any action unless you wish to change your vote. You retain the power to revoke your proxy or change your vote at any time before it is voted at the Special Meeting.
CMRI stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the Special Meeting by:
•	submitting notice in writing to CMRI’s Secretary, Gregg Christensen, at CMRII’s offices located at 1245 Brickyard Road, Suite 250, Salt Lake City, Utah 84106;
•	executing and delivering a later-dated, properly executed proxy card or submitting a later-dated proxy by telephone or on the Internet;
•	submitting another proxy via the Internet or by telephone; or
•	voting in person at the Special Meeting.
Only the most recent proxy vote will be counted, and all others will be discarded regardless of the method of voting. CMRI stockholders who hold shares of CMRI Common Stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.